UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 March 2014

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Ms Lambkin, a person discharging managerial responsibility (‘PDMR’), informs the company of her beneficial interests. (7 March 2014)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (17 March 2014)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 March 2014)

Announcement Mr Gosnell, a PDMR, informs the Company of his beneficial interests. (24 March 2014)
Announcement Mr Fennell, a PDMR, informs the Company his beneficial interests. (11 March 2014)	Announcement Company announces changes to Executive Committee. (28 March 2014)
Announcement Company announces change to Executive Committee. (14 March 2014)	Announcement Company announces total voting rights for February 2014. (31 March 2014)
Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (14 March 2014)

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:03 07-Mar-2014
Number	41503-A889

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today, that Charlotte Lambkin, a Person Discharging Managerial Responsibilities ("PDMR"), acquired an interest over 17,751 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") on 6 March 2014 by way of a one-off award under the Company's Discretionary Incentive Plan ("DIP"), approved by shareholders on 14 October 2009. The award will vest in March 2017.

In addition Ms Lambkin was granted 44,378 options over the Company's Ordinary Shares on 6 March 2014, under the Company's Senior Executive Share Option Plan ("SESOP"), approved by shareholders on 15 October 2008. Each option was granted at a price of £18.59 per Ordinary Share and is exercisable between 6 March 2017 2016 and 5 March 2024, subject to the satisfaction of performance criteria.

As a result of these transactions, Ms Lambkin's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interest as a potential beneficiary of the Company's Employee Benefit Trusts) are unchanged.

J Nicholls

Deputy Company Secretary

7 March 2014

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:38 10-Mar-2014
Number	41538-CCB9

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 March 2014 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 March 2014 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	10

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR")

were allocated Ordinary Shares on 10 March 2014 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	10

D Gosnell	10

A Morgan	10

S Moriarty	10

L Wood	9

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.47.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 March 2014 that Dr FB Humer, a director of the Company, had purchased 449 Ordinary Shares on 10 March 2014 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.47.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	51,369

D Mahlan	227,888 (of which 136,659 are held as ADS)

Name of PDMR	Number of Ordinary Shares

N Blazquez	71,835

D Gosnell	170,911

A Morgan	162,410

S Moriarty	35,719

L Wood	2,347

P Tunnacliffe

Company Secretary

10 March 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:55 11-Mar-2014
Number	41155-6E6F

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that on 10 March 2014 the Company released ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") to the following person discharging managerial responsibilities ("PDMR") in respect of awards made under the Company's discretionary incentive plan ("DIP") on 10 March 2011:

		Number of	Balance of Ordinary
	Number of Ordinary	Ordinary Shares	Shares retained and
Name of PDMR	Shares released	sold#	beneficially owned

A Fennell	29,841	14,061	15,780

The Ordinary Shares were sold at a price per share of £18.42.

As a result of the above transactions, Mr Fennell's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 65,054.

P Tunnacliffe

Company Secretary

11 March 2014

# Ordinary Shares sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the DIP.

Company	Diageo PLC
TIDM	DGE
Headline	Andrew Morgan's retirement from Executive Committee
Released	08:00 14-Mar-2014
Number	3202C08

RNS Number : 3202C

Diageo PLC

14 March 2014

14 March 2014

Diageo announces Andrew Morgan's retirement from Executive Committee

Diageo has announced that Andrew Morgan, President New Businesses, is to retire from the business. Andrew will step down from the Executive Committee on 30 June 2014 and leave the company on 30 September 2014, following which he will continue to build a portfolio of non-executive board positions.

Ivan Menezes, Chief Executive of Diageo said:

"Andrew has played an instrumental part in growing Diageo over his 27 years with the company. He has spent over 12 years on our Executive Committee and has enjoyed a career of enormous breadth and contribution. I am grateful to him for the major role he has played in extending Diageo's outstanding global reach and presence in high growth markets. Everyone at Diageo wishes Andrew well in his future endeavours."

Prior to his appointment as President, New Businesses in November 2012, Andrew spent seven years as President Diageo Europe. He has held a succession of marketing, strategy and general management positions with Guinness and Diageo since he joined Guinness Plc in 1987.

ENDS

Media enquiries to:
James Crampton +44 (0) 20 8978 4613
Kirsty King +44 (0) 208 978 6855
press.office@diageo.com

Investor enquiries to:

Catherine James +44 (0)7803 854 550

Pier Falcione +44 (0) 208 978 4838

investor.relations@diageo.com

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan's and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

This information is provided by RNS

The company news service from the London Stock Exchange

END

MSCJIMRTMBIBMJI

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:51 14-Mar-2014
Number	3955C16

RNS Number : 3955C

Diageo PLC

14 March 2014

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 300,000 ordinary shares at a price of 1,819.31 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 6,830,656 from 1st July 2013 to today's date.

Following the above purchase, the Company holds 243,011,655 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,511,193,409.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:42 17-Mar-2014
Number	4908C14

RNS Number : 4908C

Diageo PLC

17 March 2014

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse 238,301 ordinary shares at a price of 1,805.17 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 7,068,957 from 1st July 2013 to today's date.

Following the above purchase, the Company holds 243,242,778 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,510,962,286.

This information is provided by RNS

The company news service from the London Stock Exchange

END

POSZDLFFZXFZBBB

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:26 24-Mar-2014
Number	41525-A831

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that David Gosnell, a person discharging managerial responsibilities ("PDMR"), had on 24 March 2014 exercised options over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") as set out below:

No. of Ordinary		Price per Ordinary
Shares	Date of grant	Share

69,327	17 September 2009	£9.52

80,972	20 September 2010	£10.80

Subsequently, on 24 March 2014, Mr Gosnell sold 148,699 at a price per Ordinary Share of £18.03. He retains the balance of 1,600 Ordinary Shares.

As a result of the above transactions, Mr Gosnell's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 172,511.

John Nicholls

Deputy Company Secretary

24 March 2014

Company	Diageo PLC
TIDM	DGE
Headline	Diageo announces changes to Executive Committee
Released	07:01 28-Mar-2014
Number	3900D07

RNS Number : 3900D

Diageo PLC

28 March 2014

28 March 2014

DIAGEO ANNOUNCES CHANGES TO EXECUTIVE COMMITTEE

Ivan Menezes, Chief Executive, today made the following announcement:

'When I became Chief Executive I set out my ambition for Diageo to become one of the best performing, most trusted and respected consumer products companies in the world. In the last nine months I have made changes to align the organisation behind that ambition and today I have announced further changes to the Diageo Executive Committee to ensure we achieve it. These changes will be effective 1 July 2014.

Over the last few years the scale and shape of our business in Asia Pacific has transformed, primarily by the acquisitions we have made in India and Greater China. These markets are key growth engines for Diageo, and Gilbert Ghostine will now focus on the development of our position in India and China, a position which he orchestrated as he led the expansion of our business in Asia Pacific. I have also asked Gilbert to take on the newly created role of Chief Corporate Development Officer, responsible for Business Development. In addition he will be responsible for our relationship with Moet Hennessy and will join me on the Moet Hennessy/Diageo Joint Committee. Gilbert's title will be President, Diageo India and Greater China, and Chief Corporate Development Officer.

My second change is to reconfigure the leadership of our emerging markets outside Latin America and Caribbean and Nick Blazquez is appointed President, Diageo Africa, Eurasia and Pacific. Nick will now take full responsibility for the markets of North Asia, South East Asia, Australia and GTME, alongside his existing responsibility for Africa, Turkey, Russia and Eastern Europe, and the global route to consumer work. Bringing these markets under Nick's leadership will enable to us to build on the footprint we have already created in these fast growth geographies.

Those changes focus on growth and my third change focuses on delivery of efficient growth. I have decided that our Global Supply and Procurement function will report to Deirdre Mahlan, CFO. David Gosnell, President Global Supply and Procurement, is retiring from the Diageo Executive Committee at the end of this financial year and David Cutter, currently International Supply Centre Director, is appointed President Global Supply and Procurement and will join the Executive Committee reporting to Deirdre.

David Gosnell has led Diageo's Global Supply and Procurement organisation for ten years having joined Diageo in 1998 as European Supply Director. He became President, Global Supply in 2003 and joined the Diageo Executive Committee in 2008. Under his leadership Global Supply and Procurement has been simplified and modernised and David has led the capacity expansion programmes, notably for scotch in Scotland but also in the Virgin Islands and North America which will fuel our future growth. He also led the development of our supply footprint in the emerging markets, embedding Diageo's global standards of operational excellence. David leaves Diageo with our very best wishes for the future and our thanks for all he has achieved in building Diageo's supply function to the very high standard we have today.

The three changes I am announcing today, together with the appointments I have already made to the Executive Committee, bring together a strong leadership team. I congratulate Gilbert, Nick and David Cutter on their new appointments and I look forward to working with them and the whole Diageo Executive, to deliver our ambition for Diageo to become one of the best performing, most trusted and respected consumer products companies in the world.'

ENDS

Media enquiries to:

James Crampton +44 (0)20 8978 4613
Lisa Crane +44 (0) 20 8978 4771

press.office@diageo.com

Investor enquiries to:

Catherine James +44 (0) 20 8978 2272

Pier Falcione +44 (0) 20 8978 4838

investor.relations@diageo.com

Notes to editors

Gilbert Ghostine

Gilbert Ghostine has been President Asia Pacific since 2009 and a member of the Diageo Executive Committee since 2008. The Asia Pacific region represents 15% of Diageo net sales and spans all Asia, inclusive of Australia, the Middle East and the global travel business.

Gilbert began his career with Diageo in 1995 in his home country, Lebanon. In 1998 he was appointed as head of the Dubai hub, covering Africa, Middle East, Central and Eastern Europe, and the Canary Islands. He moved to North America in 2002 to assume the role of President Central IMC, and then became President of US major markets and national accounts. In 2005, Gilbert moved to Europe with responsibility for the Northern European business and was appointed Managing Director of Continental Europe a year later. From Europe he moved to Singapore to take up the role of President Asia Pacific in June 2009.

During his tenure with Diageo, Gilbert has managed our businesses across North America, Europe, Africa, the Middle East & Asia Pacific.

Nick Blazquez

Nick Blazquez was appointed President, Diageo Africa, Turkey, Russia, Central & Eastern Europe and Global Sales - the largest developing market region within Diageo representing 20% of net sales - in July 2012. Prior to this role, Nick was President of Diageo Africa where since 2004 he has managed the transformational growth of businesses and brands across a number of categories in key markets. Under his leadership, net sales have increased nearly threefold, spirits growth has been transformed and Diageo has expanded into new growth markets such as Tanzania and Ethiopia.

Prior to being appointed President Diageo Africa, Nick was Managing Director of Diageo's Key Markets in Asia for three years with responsibility for markets including Thailand, Korea, Japan and Taiwan. He joined Diageo in 1989 and held various senior roles within the company's beer and spirits businesses

Andy Fennell, President and COO Africa and member of the Diageo Executive Committee will continue to report to Nick.

David Cutter

David Cutter was appointed as Supply Director of Diageo's International Supply Centre (ISC) in June 2013. He is based at the ISC's head office in Edinburgh and responsible for all of Diageo's spirits and beer production operations in Europe, which includes production of global brands such as Johnnie Walker, Guinness, Baileys, Smirnoff, Gordon's and Tanqueray.

Previously David was Diageo President Supply Americas overseeing the company's end-to-end supply operations for the Americas, which comprises the North America and Latin America & Caribbean markets. During this time David also led the creation of a new distillery in the US Virgin Islands.

Prior to moving to North America, David led Diageo's Asia Pacific Supply business based in Singapore. He has worked in manufacturing, supply and product management for more than 20 years and prior to joining Diageo held leadership roles at other leading consumer goods companies including Frito-Lay and SC Johnson.

Diageo Executive Committee

As of 1 July 2014, the Diageo Executive Committee will comprise:

Ivan Menezes, Chief Executive

Deirdre Mahlan, Chief Financial Officer

Nick Blazquez, President, Diageo Africa, Eurasia and Pacific

David Cutter, President, Global Supply and Procurement

Andy Fennell, President and COO, Diageo Africa

Alberto Gavazzi, President, Diageo Latin America and Caribbean

Gilbert Ghostine, President, Diageo India and China, and Chief Corporate Development Officer

John Kennedy, President, Diageo Western Europe

Charlotte Lambkin, Corporate Relations Director

Anna Manz, Group Strategy Director

Siobhan Moriarty, General Counsel

Syl Saller, Chief Marketing Officer

Larry Schwartz, President, Diageo North America

Leanne Wood, Human Resources Director

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Windsor, Buchanan's and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere

This information is provided by RNS

The company news service from the London Stock Exchange

END

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Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:58 31-Mar-2014
Number	41457-97AF

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,206,764 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 243,148,740 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,511,058,024 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

31 March 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 9 April 2014	By: /s/ V Cooper
Name: V Cooper
Title: Senior Company Secretarial Assistant